501 Seventh Avenue, New York, NY 10018 (212) 287-8383 • Fax: (212) 287-8384
470 Wheelers Farms Road 06460 (203) 301-7297 • Fax: (203) 301- 7910
                     Lawrence Rutkowski
Executive Vice President & Chief Financial Officer

November 23, 2011

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Warnaco Group, Inc.
Schedule 14A
Filed on April 11, 2011
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 1, 2011
Form 10-Q for the Fiscal Quarter Ended October 1, 2011
Filed November 4, 2011
File No. 001-10857

Dear Mr. Reynolds:

Set forth below are the responses of The Warnaco Group, Inc. (the “Company”) to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated November 10, 2011 (the “Comment Letter”).  For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.

Proxy Statement on Schedule 14A filed on April 11, 2011

2010 Compensation, page 21

1.
We note from your summary compensation table on page 26 that Mr. Gromek’s total fiscal year 2010 compensation increased by approximately $2 million over fiscal year 2009 and that Ms. McCluskey’s total fiscal year 2010 compensation increased by approximately $3.6 million over fiscal year 2009. Please confirm that in future filings you will provide a brief discussion of the factors considered in your decisions to increase or decrease compensation in a material way for each of your named executive officers.

John Reynolds
Securities and Exchange Commission
November 23, 2011

See Item 402(b)(2)(ix) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that, in future filings, the Company will include a discussion of the factors considered in its decisions to increase or decrease compensation materially for each of its named executive officers in accordance with the provisions of Item 402(b)(2)(ix) of Regulation S-K.

Form 10-K for the Fiscal Year Ended January 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Capital Resources and Liquidity, page 58

2.
We note on page F-26 that the total amount of undistributed earnings of foreign subsidiaries was approximately $406 million as of January 1, 2011. Please tell us the amounts of cash and investments held in foreign subsidiaries as of January 1, 2011 and October 1, 2011 that would be subject to a significant tax effect upon their repatriation. With a view towards discussion and analysis in future filings and to the extent material, provide disclosure to illustrate that some cash and investments are not potentially available to fund domestic operations without paying a significant amount of taxes upon their repatriation.

The amounts of cash and investments held by foreign subsidiaries as of January 1, 2011 and October 1, 2011 were $176.4 million and $176.7 million, respectively, the large majority of which would be subject to a significant tax effect upon repatriation to the United States.

Currently, the Company’s effective tax rate benefits from U.S. tax laws that defer the imposition of U.S. tax on certain active business income generated by foreign subsidiaries unless that income is repatriated to the United States as a dividend (such active business income earned and indefinitely reinvested outside the United States is taxed at a rate that is lower than the applicable U.S. tax rate).  The Company intends that cash and investments held by foreign subsidiaries will be retained for future use by the applicable foreign subsidiaries, as such cash and investments are not needed to fund the Company’s operations in the United States. However, if in the future, cash and investments held by foreign subsidiaries are needed to fund the Company’s operations in the United States, the repatriation of such amounts to the United States could result in a significant incremental tax liability in the period such repatriation occurs. The tax rate applicable to such repatriation under current U.S. tax law would be the U.S. statutory rate of 35%. The amount of tax payable upon repatriation would be subject to potential reduction to the extent the Company is able to apply foreign tax credits to offset such tax obligations.

In future filings, to the extent material, the Company intends to provide disclosure of the balance of cash and investments held by foreign subsidiaries as well as disclosure to illustrate that the large majority of cash and investments held by foreign subsidiaries is not available to fund domestic operations without payment of a significant amount of taxes upon repatriation to the United States  (which, from a liquidity perspective, would reduce the cash available to fund its operations by the amount of the taxes paid).

John Reynolds
Securities and Exchange Commission
November 23, 2011

Form 10-Q for the Fiscal Quarter Ended October 1, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Non-GAAP Measures, page 35

3.
We note the restructuring charges and pension, net of income tax adjustment of $0.30 per share for the nine months ended October 1, 2011, and in footnote (a) that the pre-tax restructuring charges were approximately $19 million for the nine months ended October 1, 2011. We further note in Schedule 7 to your Form 8-K filed on November 3, 2011, that you anticipate a restructuring charges adjustment of $0.37 per share on pre-tax restructuring charges of between $16 and $18 million (net of an income tax benefit of between $6 and $8 million) in your fiscal 2011 outlook. Please tell us why you expect your fiscal 2011 pre-tax restructuring charges to decrease to between $16 and $18 million for fiscal 2011, from the approximately $19 million recorded for the nine months ended October 1, 2011. Also explain to us the reason(s) for the increase in the restructuring charges adjustment from $0.30 per share for the nine months ended October 1, 2011 to $0.37 per share for fiscal 2011.

The Company notes that the restructuring expenses of between $16 and $18 million for the Fiscal 2011 outlook disclosed on Schedule 7 of its Form 8-K filed on November 3, 2011 are presented net of income tax benefits of between $6 and $8 million. On a pre-tax basis, the Company is expecting restructuring charges for Fiscal 2011 to approximate between $22 and $26 million.

Accordingly, in addition to the $19 million of pre-tax restructuring expenses for the Nine Months Ended October 1, 2011 disclosed in footnote (a) on page 35 of the Company’s Form 10-Q, the Company is expecting to incur further pre-tax restructuring charges of between $3 and $7 million in the fourth quarter of 2011.  The additional restructuring expenses that the Company expects to incur in the fourth quarter of 2011 are expected to increase the restructuring charge adjustment, net of income tax benefit, from $0.30 per share for the Nine Months Ended October 1, 2011 to between $0.37 and $0.41 per share for Fiscal 2011.

4.
We note the taxation adjustment of $(0.38) per share for the nine months ended October 1, 2011, and in footnote (e) that this adjustment primarily reflects the exclusion of separate tax benefits of $10.9 million, $7.3 million and $1.3 million. We further note in Schedule 7 to your Form 8-K filed on November 3, 2011, that you anticipate a taxation adjustment of $(0.45) per share on the same tax benefit adjustments in your fiscal 2011 outlook. Please explain to us the reason(s) for the change in your taxation adjustment from $(0.38) per share for the nine months ended October 1, 2011 to $(0.45) per share for fiscal 2011.

John Reynolds
Securities and Exchange Commission
November 23, 2011

The tax adjustments applied to the Company’s results of operations for each of (1) the Nine Months Ended October 1, 2011 and (2) the full year Fiscal 2011 forecast reflect the exclusion of the separate tax benefits of $10.9 million, $7.3 million and $1.3 million (the “Tax Benefit Adjustment”), resulting in a $0.45 reduction in income from continuing operations per diluted share.  In addition, the results of operations for the Nine Months Ended October 1, 2011 are further adjusted to address differences between the GAAP-calculated tax rate applicable to the Nine Months Ended October 1, 2011 (per ASC 740-270-30-36(a)) and the GAAP-calculated tax rate applicable to the forecasted full year Fiscal 2011 (the “Normalizing Adjustment”).  The Normalizing Adjustment (approximately $3 million, resulting in a $0.07 increase in income from continuing operations per diluted share) together with the Tax Benefit Adjustment is necessary in order to present income from continuing operations and diluted earnings per share from continuing operations attributable to the Warnaco Group, Inc. common shareholders for the Nine Months Ended October 1, 2011 at the Company’s forecasted non-GAAP full year Fiscal 2011 tax rate of 31.1%.

Accordingly, on a per share basis, the taxation adjustment for the full year Fiscal 2011 forecast resulted in a decrease in income from continuing operations of $0.45 per diluted share, while the per diluted share taxation adjustment applicable to the Nine Months Ended October 1, 2011 (after giving effect to the additional Normalizing Adjustment of $0.07 per diluted share) resulted in a net decrease in income from continuing operations of $0.38 per diluted share.

Results of Operations, page 38

Net Revenues, page 39

5.
We note on page 34 and 54 that you were able to partially mitigate the increased product and freight costs during the three and nine months ended October 1, 2011 (and expect to be able to partially mitigate such increases in the future) by selectively increasing the selling prices of your goods. We further note on page 33 the increases in total net revenues of $48.4 million (or 8.1%) and $194.4 million (or 11.4%) for the three and nine months ended October 1, 2011, respectively. Please tell us if the selling price increases had a significant effect on the increases in your net revenues for the three and nine months ended October 1, 2011 and, if so, tell us how you considered the requirements of Item 303(a)(3)(iii) of Regulation S-K.

As disclosed on pages 34 and 54 of the Company’s Form 10-Q, the Company selectively raised the selling prices of its products with the objective of partially mitigating the adverse effect of increased product costs on gross and operating margins. The selective increase in selling prices did not, however, have a significant effect on the increase in consolidated net revenues for the Three or Nine Months Ended October 1, 2011 for the following reasons:

John Reynolds
Securities and Exchange Commission
November 23, 2011

i)
The Company believes that, in certain markets, customers responded to the price increases by purchasing fewer units (thereby reducing the effect of the selling price increases on net revenue, while at the same time helping to partially preserve gross and operating margins); and

ii)	In certain markets, increases in selling prices were negated by additional customer allowances, which the Company was required to grant in order to stimulate sales.

In certain markets, the Company did experience an increase in net revenues as a result of the selling price increases; however, the increase did not have a significant effect on the Company’s consolidated net revenues.

In accordance with Item 303 of Regulation S-K, the Company has disclosed the factors that resulted in material changes to its consolidated net revenues for the Three and Nine Months Ended October 1, 2011 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of its Form 10-Q for the fiscal quarter ended October 1, 2011.  Those factors, as disclosed, are (i) the favorable effect of foreign currency fluctuations; (ii) the launch of the ck one product line of men’s and women’s jeanswear and underwear and new product launches of Warner’s and Olga products; (iii) the addition of retail space through the opening of additional Calvin Klein international retail stores and the acquisition of retail stores; and (iv) an increase in comparable store sales.

John Reynolds
Securities and Exchange Commission
November 23, 2011

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 287-8383.

Very truly yours,
/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer

Enclosures

Cc:	Alan C. Myers, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph R. Gromek, The Warnaco Group, Inc.
Jay L. Dubiner, The Warnaco Group, Inc.
Deloitte & Touche, LLP